December 7, 2018

Martha Hundert
Vice President and Associate General Counsel
The Bank of Nova Scotia
250 Vesey Street
New York, NY 10281

       Re: The Bank of Nova Scotia
           Registration Statement on Form F-3
           Filed November 30, 2018
           File No. 333-228614

Dear Ms. Hundert:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Financial
Services
cc:    Jason R. Lehner, Esq.